CODE OF ETHICS AND BUSINESS CONDUCT

The Board maintains policies and procedures that represent both the code of ethics for the Chief Executive Officer, Chief Financial Officer, and the Chief Accounting Officer under SEC rules and the code of business and ethics for directors, officers, and employees under NYSE listing standards. The Code applies to all directors, officers, and employees.

ETHICS POLICY

The policy of Southfield Energy Corporation is to comply with all governmental laws, rules, and regulations applicable to business.

The Corporation’s Ethics policy does not stop there. Even where the law is permissive, the Corporation chooses the course of highest integrity. Local customs and traditions differ from place to place, and this must be recognized. But honesty is not subject to criticism in any culture. Shades of dishonesty simply invite demoralizing and reprehensible judgments. A well-founded reputation for scrupulous dealing is itself a priceless corporate asset.

The Corporation cares how results are obtained, not just that they are obtained. Directors, officers, and employees should deal fairly with each other and with the Corporation’s suppliers, customers, competitors, and other third parties.

The Corporation expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation or who deal unscrupulously. The Corporation’s directors and officers support, and expect the Corporation’s employees to support, any employee who passes up an opportunity or advantage that would sacrifice ethical standards.

It is the Corporation’s policy that all transactions will be accurately reflected in the books and records. This, of course, means that falsification of books and records and the creation or maintenance of any off-the-record bank accounts are strictly prohibited. Employees are expected to record all transactions accurately in the Corporation’s books and records, and to be honest and forthcoming with Management and independent auditors.

The Corporation expects candor from employees at all levels and adherence to its policies and internal controls. One harm which results when employees conceal information from higher management or the auditors is that other employees think that they are given a signal that the Corporation’s policies and internal controls can be ignored when they are inconvenient. That can result in corruption and demoralization of an organization. The Corporation’s system of management will not work without honesty, including honest bookkeeping, honest budget proposals, and honest economic evaluation of projects.

It is the Corporation’s policy to make full, fair, accurate, timely, and understandable disclosure in reports and documents that the company files with the United Sates Securities and Exchange Commission, and other public communications. All employees are responsible for reporting material information known to them to higher management so that the information will be available to senior executives responsible for making disclosure decisions.

CONFLICTS OF INTEREST POLICY

It is the policy of Southfield Energy Corporation that directors, officers, and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interests of the Corporation. A conflict of interest can arise when a director, officer, or employee takes actions or has personal interests that may interfere with his or her objective and effective performance of work for the Corporation. For example, directors, officers, and employees are expected to avoid actual or apparent conflict in dealings with suppliers, customers, competitors, and other third parties. Directors, officers, and employees are expected to refrain from taking for themselves opportunities discovered through their use of corporate assets or through their positions with the Corporation. Directors, officers, and employees are expected to avoid securities transactions based on material, nonpublic information learned through their positions with the Corporation. Directors, officers, and employees are expected to refrain from competing with the Corporation.

CORPORATE ASSETS POLICY

It is the policy of Southfield Energy Corporation that directors, officers, and employees are expected to protect the assets of the Corporation and use them efficiently to advance the interests of the Corporation. Those assets include tangible assets and intangible assets, such as confidential information of the Corporation. No director, officer, or employee should use or disclose at any time during or subsequent to employment or other service to the Corporation, without proper authority or mandate, confidential information obtained from any source in the course of the Corporation’s business. Examples of confidential information include nonpublic information about the Corporation’s plans, earnings, financial forecasts, business forecasts, discoveries, competitive bids, technologies, and personnel.

DIRECTORSHIPS POLICY

It is the policy of Southfield Energy Corporation to restrict the holding by officers and employees of directorships that would involve a conflict of interest with, or interfere with, the discharge of the officer’s or employee’s duties to the Corporation. Any officer may hold directorships in nonaffiliated organizations, unless such directorships would involve a conflict of interest with, or interfere with, the discharge of the officer’s or employee’s duties to the Corporation, or obligate the Corporation to provide support to the nonaffiliated organizations. All directorships in public companies held by directors of the Corporation are subject to review and approval by the Board of Directors of the Corporation.

PROCEDURES AND OPEN DOOR COMMUNICATION

Southfield Energy Corporation encourages employees to ask questions, voice concerns, and make appropriate suggestions regarding the business practices of the Corporation. Employees are expected to report to management suspected violations of law, policies, and internal control procedures.

Management is ultimately responsible for the investigations of and appropriate response to reports of suspected violations of law, policies, and the Corporation’s internal control procedures. Management has primary responsibility for investigating violations of the Corporation’s internal controls, with assistance from others, depending on the subject matter of the inquiry. The persons who investigate suspected violations are expected to exercise independent and objective judgment.

Normally, an employee should discuss such matters with the employee’s immediate supervisor. Each supervisor is expected to be available to subordinates for that purpose.  If an employee is dissatisfied following review with the employees immediate supervisor, that employee is encouraged to request further reviews, in the presence of the supervisor or otherwise. Reviews should continue to the level of management appropriate to resolve the issue.

Suspected violations of law or the Corporation’s policies involving a director or executive officer, as well as any concern regarding questionable accounting or auditing matters, should be referred directly to Board of Directors. Employees may also address communications to individual directors or to the directors as a group by writing to them at Southfield Energy Corporation, 1240 Blalock Road, Suite 150, Houston, Texas 77055, USA, or such other addresses as the Corporation may designate and publish from time to time.